FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 25, 2018

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) hereby provides notification that its board of directors has decided to request the voluntary delisting of Banco Santander shares (or the instruments that represent them) from the following four stock exchanges (the “Target Markets”):

Stock Market	Stock Symbol	Security to be delisted

Bolsas y Mercados Argentinos (BYMA)	STD	Shares

B3 S.A. – Brasil, Bolsa, Balcão (Brazil)	BSAN33	Brazilian Depositary Receipts

Euronext Lisbon (Portugal)	SANT	Shares

Borsa Italiana (Italy)	SANT	Shares

Additionally, the board has agreed to request the voluntary delisting of Banco Santander shares listed under the stock symbol SAN in the Índice de Precios y Cotizaciones (IPC) of Bolsa Mexicana de Valores (BMV) and for these shares to be incorporated immediately into BMV, in the Sistema Internacional de Cotizaciones (SIC) available in Mexico for the shares of foreign companies.

These decisions have been taken as part of a process of rationalisation of the markets where Banco Santander has a secondary listing of its shares, and, because of the small volume of Banco Santander shares traded in these markets.

Of the 16,136,153,582 shares into which Banco Santander’s share capital is divided, as at 29 June 2018, an aggregate of 50,644,745 shares were registered on the Target Markets, representing 0.314% of the share capital. Furthermore, during 2017, the average daily trading volume on the Target Markets and on Bolsa Mexicana de Valores represented 0.119% of the average overall trading volume of Banco Santander’s shares.

Once the corresponding authorisations from each of the supervisors of the Target Markets are obtained, Banco Santander will provide notification in each one of those markets of the effective date of delisting and the pertinent details about the transfer of the shares listed in the stock markets concerned to the Spanish registry system (Iberclear). Similarly, information will be provided on the authorisation and effective date of delisting of Banco Santander shares traded on the Bolsa Mexicana de Valores and their incorporation into the Sistema Internacional de Cotizaciones (SIC).

Due to the delisting from the stock exchanges, and with the aim of adequately protecting the interests of Banco Santander shareholders in the Target Markets, Banco Santander also intends to offer those shareholders the opportunity to sell their shares in the Spanish stock markets (Mercado Continuo) during a period of time no shorter than one month and no longer than three months depending on the jurisdiction, without any costs of intermediation or brokerage and at the listed price at the time when the sale takes place. It is expected that this sale facility will be implemented in the Target Markets on the corresponding dates between August and January 2019, subject to obtaining the relevant authorisations. The details of this sale facility will be notified in each one of the Target Markets in a timely manner once the corresponding authorisations have been obtained.

In any case, Banco Santander shares will continue to be traded in the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Sistema de Interconexión Bursátil Español (Mercado Continuo), New York (where they are listed as ADRs), London (where they are listed as CDIs) and Warsaw.

This decision does not affect the shares of Banco Santander’s subsidiaries which are listed on the Target Markets and on Bolsa Mexicana de Valores, where they will continue to be listed without any changes.

Boadilla del Monte (Madrid), 25 July 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 25, 2018	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer